EXHIBIT 99.1

September 14, 2016

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE:	SPHERE 3D CORP. - ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON SEPTEMBER 13, 2016 VOTING RESULTS

This report on the voting results of our Annual and Special Meeting of Shareholders held on September 13, 2016 is made in accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations. Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Information Circular dated as of August 4, 2016.

1.      Election of Directors

On a vote taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sphere 3D Corp. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Votes For	% For	Votes Withheld	% Withheld
Peter Ashkin	22,957,146	85.45%	3,909,676	14.55%
Daniel Bordessa	22,872,602	85.13%	3,994,220	14.87%
Glenn M. Bowman	23,085,881	85.93%	3,780,941	14.07%
Eric L. Kelly	22,879,451	85.16%	3,987,371	14.84%
Vivekanand Mahadevan	23,084,082	85.92%	3,782,740	14.08%
Peter Tassiopoulos	23,025,911	85.70%	3,840,911	14.30%

2.      Appointment of Auditors

On a vote taken regarding the appointment of auditors, it was declared that the shareholders approved the appointment of Moss Adams LLP as auditors of Sphere 3D Corp. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes For	% For	Votes Withheld	% Withheld
33,839,290	93.50%	2,351,874	6.50%

3.      Approval to Amend the Company’s 2015 Performance Incentive Plan

On a vote taken regarding the approval to amend the Company’s 2015 Performance Incentive Plan, it was declared that the shareholders approved to amend the 2015 Performance Incentive Plan. Voting results are as follows:

Votes For	% For	Votes Against	% Against
24,077,609	89.62%	2,789,213	10.38%

4.      No other matters were voted upon.

Yours very truly,

SPHERE 3D CORP.

/s/Kurt Kalbfleisch
Kurt Kalbfleisch
Secretary